October 17, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Alison White

Re:	Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 79 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on August 21, 2014 relating to Series E (Total Return Bond Series) and Series P (High Yield Series), two of the existing series of the Registrant (together, the “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen T. Cohen of Dechert LLP on September 10, 2014. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comment

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

2.	Comment: Please explain what will happen if the shareholders do not approve the proposal to implement a Distribution and Shareholder Services Plan (the “Distribution Plan”) as set forth in the Proxy Statement filed by the Registrant on September 10, 2014.

Response: If the Distribution Plan as proposed in the Proxy Statement is not approved by shareholders, the Series will operate with their current fee structures. In addition, Post-Effective Amendment No. 79 would be withdrawn.

3.	Comment: Both Series contain an “Investment in Investment Vehicles Risk.” Please confirm supplementally that the Series do not have any acquired fund fees and expenses in excess of one basis point as per Form N-1A, Item 3, Instruction 3(f)(i).

Response: The Registrant confirms that neither of the Series has incurred acquired fund fees and expenses in excess of one basis point.

4.	Comment: With respect to Series P, please confirm that the numbers in the Example reflect the expiration of the Expense Limitation Agreement.

Response: The Registrant confirms that the numbers in the Example for Series P reflect the expiration of the Expense Limitation Agreement.

5.	Comment: The Prospectus states that the Series may be purchased through banks. If shares of the Series may be sold by banks, please include the risks required by Item 4(b)(1)(iii).

Response: Shares of the Series may not be purchased through banks. We have removed the references to purchases through banks from the Prospectus.

6.	Comment: With respect to Series E, “Real Estate Securities Risk” appears as a principal risk but does not appear in the principal investment strategies. Please confirm that Series E may invest in real estate securities.

Response: Series E does not principally invest in real estate securities. Therefore, the principal risk has been removed.

7.	Comment: Please add a footnote to the Series’ fee tables to note that the fees have been restated to reflect current fees.

Response: We have implemented the requested change.

Comment Relating to the SAI

Comment Relating to the Fundamental Policies

8.	Comment: Please explain with respect to Fundamental Policies four, six and eight the phrase the “extent permitted under the 1940 Act.”

Response: The Registrant will consider revising its disclosure consistent with this comment in connection with its annual update filing.

9.	Comment: Please clarify with respect to Fundamental Policy three that municipal issuers whose payment of interest and principal are dependent upon revenues derived from projects rather than general obligations are subject to concentration policy.

Response: The Registrant respectfully submits that its disclosure is consistent with the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977). In that Release, the Division stated that a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry.” Therefore, no change has been made in response to this comment.

10.	Comment: Please discuss treatment of other investment companies for concentration policy and explain whether the Series will “look through” to the underlying investment companies.

Response: The Registrant discloses that it does not treat investment companies as a particular industry for purposes of the concentration limit. The Registrant is not aware of any requirement to “look through” underlying investment companies for purposes of the concentration policy. The Registrant believes this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate.

11.	Comment: Please specify that the fundamental policy regarding industry concentration means that a Series may not purchase the securities of any issuer if, as a result, more than 25% of the Series’ total assets would be invested in the securities of companies whose principal business activities are in the same industry.

Response: We have implemented the requested change.

12.	Comment: Please discuss in further detail how portfolio managers are compensated.

Response: The Registrant will consider revising its disclosure consistent with this comment in connection with its annual update filing.

Exhibits

13.	Comment: Please file the amended file the investment advisory agreements for Series E and Series P with the 485(b) filing.

Response: The Registrant has filed the investment advisory agreements for Series E and Series P with the 485(b) filing.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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